1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 26, 2022

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:         HPS Corporate Lending Fund (the “Fund”)
File No: 333-259453

Dear Mr. Ganley,

We are writing in response to comments provided  to Dechert LLP, counsel to the Fund, on January 26, 2022 relating to Pre-Effective Amendment No. 4 to the registration statement on Form N-2 that was filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2022, on behalf of the Fund, a closed-end management investment company that has elected to be regulated as a business development company (“BDC”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below is the SEC staff’s comments along with our responses to such comments, as requested. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Under the section captioned “Investment Objective and Strategies – Warehousing Transactions” please revise the disclosure to delete the following clause in the third paragraph:

“(subject to Board approval (as set forth in the Purchase Agreements))”

Response: The Fund hereby confirms the disclosure will be revised accordingly in a subsequent filing to be made pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

2.	Comment: Please confirm supplementally that there is no single, material facility agreement that governs the Warehousing Transactions.

Response: The Fund hereby confirms that there is no single, material facility agreement that governs the Warehousing Transactions and that the Warehousing Transactions will be effected through a series of LSTA forward trading documents.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz